January 19, 2024 CONFIDENTIAL SUBMISSION VIA EDGAR Draft Registration Statement U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: Vast Renewables Limited

Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Vast Renewables Limited (the "Company"), we are submitting a draft Registration Statement on Form F-1 (the "Registration Statement") via EDGAR to the Securities and Exchange Commission (the "SEC") for confidential nonpublic review pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement submitted herewith relates to the follow-on registered offering of the Company's ordinary shares which is being made within one year of the Company's initial registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act Registration") on December 18, 2023.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least forty-eight (48) hours prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (212) 819-7644.

Very truly yours,

/s/ Elliott Smith

Cc: Craig Wood, Chief Executive Officer, Vast Renewables Limited

Cc: Alec Waugh, General Counsel, Vast Renewables Limited